FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2008
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1) Press Release, “Dr. Reddy’s Q2 FY09 Revenue at Rs. 16,151 million, EBITDA at Rs. 2,746 million, PAT at Rs. 1,212 million,” October 23, 2008.	3

(2) Press Release, “Dr. Reddy’s wholly-owned subsidiary Promius Pharma launches EPICERAM® skin barrier emulsion,” October 14, 2008.	9

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, October 23, 2008
Dr. Reddy’s Q2 FY09 Revenue at Rs. 16,151 million,
EBITDA at Rs. 2,746 million, PAT at Rs. 1,212 million
Hyderabad, India, Oct 23, 2008: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the quarter ended September 30, 2008.
•	Starting Q2 FY09, in line with best in class reporting practices, the company’s financial reporting has changed from USGAAP to IFRS. This makes Dr. Reddy’s Laboratories Limited the first Indian pharmaceutical company to adopt IFRS reporting.
o	There is no significant difference in net profit between IFRS and USGAAP for Q2 FY09.

o	The accounting adjustments for FY07 and FY08 resulting from the transition from USGAAP to IFRS have been incorporated in the opening equity line item as on 1st April 2007 and 1st April 2008 respectively.

o	During Q3 FY08, the company recorded accelerated amortization of product related intangibles amounting to Rs 240 crores as per USGAAP. This has increased under IFRS to Rs 295 crores. During FY07, we impaired beta brand-value by Rs 60 crores as per USGAAP. Under the IFRS, the assessment is examined at a Gross Business level and has thus been restored.
Q2 FY09 Key highlights
•	Overall revenues at Rs. 16.2 billion ($348 million) in Q2 FY09 as against Rs. 12.5 billion ($268 million) in Q2 FY08, representing a growth of 30%.

•	Operating income at Rs. 2 billion ($43 million) in Q2 FY09 as against Rs. 1.1 billion ($24 million) in Q2 FY08, representing a growth of 78%.

•	EBITDA at Rs. 2.7 billion ($59 million) in Q2 FY09 as against Rs. 2.2 billion ($47 million) in Q2 FY08, representing a growth of 25%.

•	PAT for Q2 FY09 at Rs. 1.2 billion as against adjusted PAT of Rs. 1.0 billion in Q2 FY08, representing a growth of 19%. Revenues from Global Generics business at Rs. 11.2 billion ($240 million) in Q2 FY09 as against Rs. 8.0 billion ($172 million) in Q2 FY08. YoY growth of 40% driven by key markets of North America, Russia and Germany.

•	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 10% to Rs. 4.8 billion ($104 million) in Q2 FY09 as against Rs. 4.4 billion ($95 million) in Q2 FY08.

•	During the quarter, the company launched 35 new generic products, filed 24 new generic product registrations and filed 21 DMFs globally.

All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 46.45
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Condensed Consolidated Interim Income Statement

		Q2 FY 09			Q2 FY 08
Particulars	Index	($)	(Rs.)%		($)	(Rs.)	(%)	Growth %
Revenue	A	348	16,151	100	268	12,451	100	30

Cost of revenues	B	176	8,187	51	133	6,170	50	33

Gross profit	C=A-B	171	7,964	49	135	6,282	50	27

Operating Expenses

Selling, General & Administrative Expenses	D	104	4,814	30	86	4,012	32	20

Research & Development Expenses, net	E	18	825	5	17	810	7	2

Amortization Expenses	F	10	472	3	9	406	3	16

Other operating Expenses	G	0	0	0	1	24	0	(99)

Other Operating Income	H	(3)	(142)	(1)	(2)	(93)	(1)	53

Total Operating Expenses	I=D+E+F+G+H	128	5,968	37	111	5,158	41	16

Results from Operating Activities	J=C-I	43	1,995	12	24	1,123	9	78

Finance Costs, Net

Finance Income(a)	K	(2)	(93)	(1)	(10)	(478)	(4)	(81)

Finance Expenses(b)	L	12	575	4	4	176	1	227

Net Finance Costs	M=K+L	10	482	3	(6)	(302)	(2)	—

		Q2 FY 09			Q2 FY 08
Particulars	Index	($)	(Rs.)%		($)	(Rs.)	(%)	Growth %
Share of Profit of Equity accounted investees	N	0	2	0	0	3	0	(49)

Profit before Income Tax	O=J-M+N	33	1,515	9	31	1,428	11	6

Income tax (expense)/gain(c)	P	(7)	(303)	(2)	24	1,099	9	—

Profit for the Year	Q=O-P	26	1,212	8	54	2,527	20	(52)

Attributable to:

Equity Holders of the Company	R	26	1,212	8	54	2,528	20	(52)

Minority Interest	S	—	—	0	(0)	(1)	(0)	—

Profit for the Year	T=R+S	26	1,212	8	54	2,527	20	(52)

Weighted Average no. of Shares o/s	U		168.9			168.6

Dilluted EPS	V=R/U	0.2	7.2		0.3	15.0

Exchange Rate			46.45			46.45
Notes:

(a) Includes forex gain of Rs. 259 million in Q2 FY08.

(b) Includes forex loss of Rs. 296 million in Q2 FY09.	Q2 Convenience Translation Rate : Rs. 46.45 Q2 Average Rate : Rs. 43.78

(c) Includes tax benefit of Rs. 1,506 million in Q2 FY08.

			in millions
Key Balance Sheet Items	As on 30th September 08		As on 30th June 08
Particulars	($)	(Rs)	($)	(Rs)
Cash and cash equivalents	110	5,120	80	3,724

Investment (current & non-current)	29	1,329	70	3,268

			in millions
Key Balance Sheet Items	As on 30th September 08		As on 30th June 08
Particulars	($)	(Rs)	($)	(Rs)
Trade & other receivables	226	10,480	193	8,973

Inventories	331	15,376	281	13,042

Property, plant & equipment	435	20,219	415	19,296

Loans & Borrowings (Current & non-current)	481	22,360	410	19,036

Trade accounts payable	175	8,108	165	7,683

Equity	1,080	50,147	1,068	49,595
SEGMENTAL ANALYSIS
Global Generics
•	Revenues from Global Generics business at Rs. 11.2 billion ($240 million) in Q2 FY09 as against Rs. 8.0 billion ($172 million) in Q2 FY08. YoY growth of 40% driven by key markets of North America, Russia and Germany.

•	Revenues from North America at Rs. 3.2 billion ($69 million) in Q2 FY09 as against Rs. 2.1 billion ($45 million) in Q2 FY08.
o	YoY growth of 54% driven by a combination of volume growth in key existing products, new product launches in the last 12 months and acquisition of Shreveport facility.

o	Revenue from Shreveport facility at Rs. 428 million ($9 million) in Q2 FY09.

o	3 new products launched in Q2 FY09.

o	During the quarter, the Company filed 2 ANDAs taking the total filings to 128. Total of 66 ANDAs pending at the USFDA addressing innovator sales of $48 billion as per IMS December 2007.
•	Revenues from Europe at Rs. 3.2 billion ($69 million) in Q2 FY09 as against Rs. 2.2 billion ($47 million) in Q2 FY08.
o	Revenues from betapharm increase by 68% to Rs. 2.8 billion ($60 million) in Q2 FY09 from Rs. 1.7 billion ($36 million) in Q2 FY08. This growth was driven by the contribution from the launch of a seasonal vaccine (in-licensed) as well as volume growth in existing products.

o	Revenues from Rest of Europe at Rs. 392 million ($8 million) in Q2 FY09 from Rs. 426 million ($9 million) in Q2 FY08.

o	During the quarter, the company launched 9 new products and filed 12 dossiers across Europe.
•	Revenues from Russia & Other CIS markets at Rs. 1.9 billion ($40 million) in Q2 FY09 as against Rs. 1.3 billion ($28 million) in Q2 FY08.
o	Revenues in Russia increase to Rs. 1.3 billion ($29 million) in Q2 FY09 as against Rs. 1 billion ($22 million) in Q2 FY08. YoY growth of 36% driven by key brands of Nise, Ketorol and Cetrine.

▪	Dr. Reddy’s growth rate at 36.2% in line with the industry growth rate of 36.3%. (Source: Pharmexpert MAT Jun 08)

▪	Combined revenues from OTC & Hospital segment contributed 28% to total revenues in Q2 FY09.
o	Revenues in Other CIS markets increase to Rs. 525 million ($11 million) in Q2 FY09 as against Rs. 322 million ($7 million) in Q2 FY08. YoY growth of 63% contributed mainly by Kazaksthan.
•	Revenues in India increase by 9% to Rs. 2.2 billion in Q2 FY09 from Rs. 2.1 billion in Q2 FY08. Growth was primarily driven by brands of Omez-DSR, Atocor, Razo, Razo D and Stamlo.
▪	Foray into the inhaler segment with 4 products

▪	New product launches in the last 36 months contribute 22% to total revenues in Q2 FY09.
•	Fastest growing company in the dermatology segment. (Source: IMS ORG MAT Aug 08).
Pharmaceutical Services and Active Ingredients
•	Revenues from this segment increase to Rs. 4.8 billion ($104 million) in Q2 FY09 as against Rs. 4.4 billion ($95 million) in Q2 FY08; YoY growth of 10% driven by growth in North America and RoW markets.
o	Revenue from the business & facility acquired from Dow Pharma at Rs. 298 million ($6 million) in Q2 FY09.
Income Statement Highlights
o	Gross profit increase by 27% to Rs. 8.0 billion in Q2 FY09 as against Rs. 6.3 billion in Q2 FY08. Gross profit margins on total revenues at 49% as against 50% in Q2 FY08.

o	Selling, General & Administration (SG&A) expenses increase to Rs. 4.8 billion (30% of revenues) in Q2 FY09 from Rs. 4.0 billion in Q2 FY08 (32% of revenues). SG&A expenses recorded a YoY growth of 20% lower than the revenue growth of 30%.

o	R&D investments at 5% of total revenues in Q2 FY09 as against 7% in Q2 FY08.

o	Amortization expenses are at Rs. 472 million as compared to Rs. 406 million in Q2 FY08. The YoY increase of Rs. 66 million and the sequential increase of Rs. 95 million largely relate to amortization of intangibles in the recently acquired entities and a one time charge on account of early termination of Salutas contract in betapharm.

o	Finance costs (net) are at Rs. 482 million in Q2 FY09 as against Finance income (net) at Rs. 302 million in Q2 FY08. The variance is mainly on account of :
▪	Net forex loss of Rs. 296 million in Q2 FY09 as against net forex gain of Rs. 259 million in Q2 FY08

▪	Net interest expense of Rs. 229 million in Q2 FY09 as against net interest income of Rs. 42 million in Q2 FY08.
o	Net income at Rs. 1.2 billion (8% of total revenues) as against Rs. 2.5 billion (20% of total revenues) in Q2 FY08. This translates to a diluted EPS of Rs. 7.2 in Q2 FY09 as against Rs. 15.0 in Q2 FY08.
▪	Q2 FY08 includes tax benefit of Rs. 1,506 million.
o	Capital expenditure for H1 FY09 is at Rs. 2,570 million.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
Notes
1. Financial discussions are on a consolidated basis as per IFRS.
2. Detailed analysis of the financials is available on the Company’s website at www.drreddys.com

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s wholly-owned subsidiary Promius Pharma launches EPICERAM® skin barrier emulsion
-Epiceram® is a new approach to treatment of Atopic Dermatitis
- Launch of first dermatology prescription product in the U.S.
October 14, 2008, Hyderabad: Promius Pharma, LLC, a wholly owned subsidiary of Dr. Reddy’s Laboratories (NYSE: RDY) announced the launch of its first product, EpiCeram® Skin Barrier Emulsion. EpiCeram® Emulsion is a novel prescription therapy for the treatment of atopic dermatitis, a skin disease that affects more than 15 million patients in the United States.
Promius Pharma will launch EpiCeram Emulsion this week at the 27th Annual Fall Clinical Dermatology Conference in Las Vegas, NV, which will be attended by over 400 dermatologists and healthcare providers.
Commenting on the launch of its first dermatology prescription product in the US market, Jeffrey Wasserstein, Executive Vice President of Promius Pharma said, “This product was developed to specifically address the defective skin barrier of atopic patients to safely and effectively control the signs and symptoms of atopic dermatitis. EpiCeram® Emulsion is our first commercialized product and it aligns with our core strategy of striving to meet unmet medical needs. EpiCeram® has the potential to change how doctors treat mild to moderate atopic dermatitis.”
Notes to the editor:
•	The addressable Atopic Dermatitis market size in the US is estimated at $400 million

•	EpiCeram® Emulsion is based on scientific advances in the understanding of the skin barrier and its role in the pathogenesis of atopic dermatitis.

•	EpiCeram® Emulsion provides an optimal 3:1:1 ratio of ceramides, free fatty acids and cholesterol to help repair the damaged skin barrier in-order to relieve the signs and symptoms of atopic dermatitis.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. (www.drreddys.com)

About Promius Pharma LLC
Promius Pharma is a wholly owned, branded specialty company, of Dr. Reddy’s Laboratories Inc. It is located in Bridgewater, NJ. Promius Pharma is a focused, leading-edge company that develops and markets innovative solutions for challenging dermatological conditions with an eye to the future to redefine therapeutic options for physicians and patients.
Please see EpiCeram Patient Information sheet for full prescribing information and contraindications. For more information visit www.promiuspharma.com or www.EpiCeram.com
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: November 13, 2008		Name:	V. Viswanath
		Title:	Company Secretary